Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 3 DATED NOVEMBER 15, 2017
TO THE PROSPECTUS DATED SEPTEMBER 22, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated September 22, 2017, Supplement No. 1 dated October 6, 2017 and Supplement No. 2 dated November 8, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the potential indirect change of control for the advisor, dealer manager, property manager and sponsor of Cole Office & Industrial REIT (CCIT III), Inc.
PROSPECTUS UPDATES
Potential Indirect Change of Control for Our Advisor, Dealer Manager, Property Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager, property manager and sponsor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On November 13, 2017, VEREIT OP, the operating partnership of VEREIT, entered into a purchase and sale agreement with CCA Acquisition, LLC (the Purchaser), an affiliate of CIM Group, LLC, pursuant to which the Purchaser will acquire all of the issued and outstanding shares of common stock (the Transaction) of Cole Capital Advisors. Cole Capital Advisors directly or indirectly owns and/or controls our advisor, dealer manager and property manager and our sponsor. The completion of the Transaction is subject to the receipt of regulatory approvals and other customary conditions and is expected to occur at the end of the fourth quarter of 2017 or during the first quarter of 2018, although no assurances can be given regarding the completion of the Transaction within this timeframe, or at all.
At the closing, VEREIT OP and Cole Capital Advisors will enter into a services agreement (the Services Agreement), pursuant to which VEREIT and VEREIT OP will continue to provide certain services to Cole Capital Advisors and its subsidiaries and to us, CCPT IV, CCIT II, CCPT V and Cole Income NAV Strategy (collectively with us, CCPT IV, CCIT II, CCPT V and Cole Income NAV Strategy, the Cole REITs), including operational real estate support. VEREIT and VEREIT OP will continue to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) and will provide consulting and research services through December 31, 2023 as requested by Cole Capital Advisors.
Despite the indirect change of control that would occur for our advisor, dealer manager, property manager and sponsor upon consummation of the Transaction, such entities are expected to continue to serve us in their respective capacities following the consummation of the Transaction. In addition, in connection with the Transaction, CIM Group, LLC is expected to propose an affiliated director and an independent director to our board of directors.

CCIT 3-SUP-3B